

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2016

Mail Stop 4720

<u>Via E-mail</u>
Emanuel Harrington
Interim Chief Executive Officer and Chief Technology Officer
Yobi Capital Fund Corporation
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

> **Re:** **Yobi Capital Fund Corporation**
> **Offering Statement on Form 1-A**
> **Filed April 29, 2016**
> **File No. 024-10549**

Dear Mr. Harrington:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>Securities Being Offered, page 25</u>

1. We note your response to comment 10. Please revise the tabular disclosure to show that Darrell Hubbard owns both 35,000,000 shares in his own name and Vertron's 4,508,392 shares and as such, he total ownership percentage, based on your current disclosure, is approximately 76.01%. You may clarify the specifics of such ownership in a corresponding footnote. Please make similar changes on page 49.

Sale and Distribution of Securities, page 30

2. We note your new disclosure on page 30 regarding the increase in price per share at various points in the offering. It is unclear to us how this contemplated price structure is consistent with the provisions of Regulation A. For example, please explain to us in detail how the change in price is consistent with Rule 251(d)(3)(i)(F). In addition, please provide us with your detailed legal analysis as to how your proposed pricing structure would comply with Rule 251(d)(3)(ii)'s requirement that Regulation A offerings be conducted at a "fixed price."

Exhibits

3. We note your response to our comment 12 that you do not believe that your website constitutes testing the waters materials. Please provide us with your legal analysis that lead you to that conclusion, or in the alternative, file any testing the waters materials as exhibits to the offering circular.

4. Please file your non-public draft offering statement previously submitted pursuant to Rule 252(d) as an exhibit to your Form 1-A. Refer to Item 17(15) in Part III of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Mark Roderick, Flaster Greenberg